Filed by Progenics Pharmaceuticals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000 - 23143

On October 23, 2019, Progenics Pharmaceuticals, Inc. issued the following press release disclosing a letter it intends to mail to its shareholders:

Progenics Highlights Additional Serious Concerns About Velan Capital, L.P.

Flags Velan’s Knowledge of Lantheus Transaction Weeks Before It Was Made Public

Raises Significant Concerns About Velan’s Questionable Securities Trading, Governance and Ethical Practices

Asks Velan’s Nominees if They Want to Be Associated with These Questionable Practices

Reminds Shareholders to SIGN THE COMPANY’S WHITE CONSENT REVOCATION CARD and to IGNORE VELAN’S GREEN CONSENT CARD

NEW YORK, October 23, 2019 – Progenics Pharmaceuticals, Inc. (NASDAQ:PGNX) (“Progenics” or the “Company”), an oncology company developing innovative targeted medicines and artificial intelligence to find, fight and follow cancer, today issued the following letter that it intends to mail to shareholders, highlighting Velan Capital L.P.’s (“Velan”) knowledge of the Company’s proposed transaction with Lantheus Holdings, Inc. (NASDAQ:LNTH) (“Lantheus”) weeks before it was made public, which raises significant concerns about Velan’s questionable securities trading, governance and ethical practices. Additionally, Progenics urges Velan’s five nominees to consider if they want to risk their reputations and continue to be associated with someone that operates in Velan’s manner.

October 23, 2019

Dear Fellow Shareholder:

In the coming days, you will be asked to make an important choice regarding your investment in Progenics and the future of the Board of Directors of Progenics (the “Board”). As you contemplate your decision, we want to ensure you have the facts about Velan, its principal Bala Venkataraman, and its affiliates (collectively, the “Velan Group”) – specifically the facts we discuss below, which Progenics’ advisors recently learned. We have also provided an appendix below with a detailed timeline of Velan’s and Mr. Venkataraman’s known activities related to this matter.

In particular, Progenics is aware that Mr. Venkataraman and the Velan Group knew about – and expressed vehement opposition to – the proposed acquisition of Progenics by Lantheus (the “Transaction”) well in advance of the public announcement of the Transaction, and made significant trades in Progenics’ stock while aware of the potential Transaction. Specifically:

●	On August 14, 2019, Mr. Venkataraman told a representative of the financial advisor to Lantheus in the proposed Transaction, that he knew that the firm was advising Lantheus with respect to the Transaction and that he was opposed to any such Transaction, notwithstanding that deal terms had not been finalized, much less announced, as of that time.

●	On September 18, 2019, the date the Velan Group launched its consent solicitation, Mr. Venkataraman and his associate Deepak Sarpangal told two other representatives of Lantheus’ financial advisor in separate interactions during a conference hosted by the financial advisor that he knew about the Transaction – and which specific representative of the financial advisor was advising Lantheus – from two sources, one of whom was an investment banker. Mr. Venkataraman also told these representatives that the Velan Group opposed the Transaction and, in one instance, stated that he would spend millions of dollars to prevent a deal from taking place. At dinner that night at the financial advisor’s conference, members of the Velan Group, including Mr. Sarpangal, sat next to a Progenics director but did not raise the topic of the Transaction.

The public announcement of the Transaction did not occur until October 2, 2019 — seven weeks after Mr. Venkataraman first approached Lantheus’ financial advisor about his knowledge of the potential deal. During that seven-week period, armed with the non-public knowledge of the potential Transaction, the Velan Group actively traded in Progenics’ stock. They purchased an aggregate of 1,555,759 Progenics shares for a total purchase price of approximately $6.5 million and amounting to 1.73% of the Company’s outstanding shares.1

The Velan Group’s Failure to Disclose this Information Was Deceitful to Shareholders, Misleading to the Proxy Advisory Firms and a Blatant Disregard of the Basic Disclosure Requirements of the Securities and Exchange Commission (the “SEC”)

The Velan Group had more than ample opportunities to disclose its knowledge of, and uninformed opposition to, the Transaction. For example, between August 14 and September 18, 2019 (the date Velan launched its consent solicitation), the Velan Group communicated privately to Progenics’ Board and Management, directly or through counsel, at least six times. Since the launch of the consent solicitation, the Velan Group has issued public communications at least thirteen times.

Not one of these communications — including the 162-page slide deck that Velan presented to Institutional Shareholder Services Inc. on October 18, 2019 and filed with the SEC on October 21, 2019 – makes even a passing reference to when the Velan Group learned of the Transaction before it was publicly announced, why the Velan Group was buying huge volumes of Progenics shares while aware of that non-public information, or why Velan declared its opposition to the Transaction before the terms had even come together. All shareholders deserve answers to these questions, especially as they contemplate whether to hand Velan control of your Company through the consent process. And assuming Velan’s five nominees did not previously know of Velan’s foreknowledge of the Transaction, those nominees should consider if they want to continue to associate with a group that operates in this manner.

Against the backdrop that the Velan Group and Mr. Venkataraman had non-public information, important questions need to be asked by all shareholders:

●	How and when did the Velan Group come to learn of the potential Transaction between Progenics and Lantheus, including the identity of Lantheus’ financial advisor?

●	What does it say about the Velan Group that it traded in Progenics shares when it knew of a possible M&A transaction (including the names of banks and specific bankers involved and, perhaps, enough detail to oppose the deal)?

●	Did the five directors on the Velan Group’s slate have knowledge of these questionable actions when they signed on to work with Velan (thereby making them potentially culpable in these actions)?

●	Did the Velan Group selectively share the non-public information it learned about the Transaction with other shareholders and/or its director nominees? Did any of these individuals purchase Progenics shares or take positions in Lantheus securities before the Transaction was announced based upon this non-public knowledge?

●	On what basis did Velan form its opinion to oppose a potential M&A transaction before it was publicly announced and without the benefit of reading about its terms and background in the relevant SEC filings?

●	How can Velan purport to represent the best interest of all Progenics shareholders when it declared privately its opposition to the Transaction before the Transaction and its relevant details were even publicly announced – and long before any proxy materials about the Transaction are to become publicly available?

1 The number of shares bought and the aggregate purchase price were based on the Velan Group’s public filings.

●	Why didn’t the Velan Group communicate any concerns about the Transaction to the Progenics’ Board and management, publicly or privately, in spite of ample opportunities to do so?

●	What was the Velan Group’s true motive for launching the consent solicitation just two weeks before the long-negotiated Transaction’s public announcement?

●	Why has Velan rushed to judgment and pushed forward with the consent solicitation before shareholders have had an opportunity to make fully informed voting decisions on the Transaction based on timely, complete and accurate information, which will be contained within the public filings related to the Transaction?

●	If the Velan Group knew about the Transaction before its announcement, then to which “significantly changed circumstances” was counsel for the Velan Group referring to when it rejected the Company’s October 17 settlement offer that gave the Velan Group every single material term it had previously demanded in settlement negotiations?

●

What do these actions say about Velan’s commitment to appropriate standards of corporate governance, transparency and integrity, and why, upon being given full control of your Company, would you expect this sort of behavior to not continue?

●	Given this fact pattern, how can shareholders trust that the Velan Group’s proposed nominated directors to take control of the Progenics Board, and in effect your Company, without paying a premium for that control, will be appropriate stewards of your Company?

These facts require shareholders to ponder Velan’s actions vis-à-vis its opposition to the transaction and the preceding consent solicitation. Your Board and Company also believe these facts should be brought to the attention of the appropriate regulatory bodies and direct their attention to the matters raised.

What Else Are the Velan Group and Mr. Venkataraman Hiding from Shareholders?

The Velan Group is forcing you to vote on whether to remove and replace a majority of your Board before Progenics and Lantheus have made public complete information about the pending Transaction. Why does the Velan Group get to make decisions about the future of your Company, and potentially profit with non-public information while other shareholders do not?

Your Board has heard your call for change just three months ago at the 2019 annual meeting of stockholders. Since then, we have been dutifully implementing your governance and board composition feedback that was provided in the weeks following the 2019 annual meeting of stockholders. We have also continued carefully to position the Company for long-term value maximization. In addition to executing on our standalone plan, your Board has also given shareholders a superior path to value maximization through the Transaction that you will be asked to vote on a few months from now. Don’t allow Velan to prevent your voice from being heard in this important matter.

ALL our shareholders deserve the opportunity to vote on the negotiated Transaction without the distraction and disruption caused by Velan’s attempt to gain control of the Board for no premium. Sign the WHITE consent revocation card so that shareholders have a fair vote.

*     *     *

YOUR BOARD URGES YOU TO SIGN THE WHITE CONSENT REVOCATION CARD AND TO IGNORE ANY GREEN CONSENT CARDS SENT BY THE VELAN GROUP.

Thanks, as always, for your investment in Progenics.

APPENDIX: TIMELINE ILLUSTRATING VELAN’S QUESTIONABLE SECURITIES TRADING, GOVERNANCE AND ETHICAL PRACTICES

Date	Action
August 9	Progenics issues 2Q 2019 earnings release.
August 12

The Velan Group issues press release critical of Progenics.

The closing price of the Progenics shares declines 16.1%, from $4.65 on August 9 to $3.90 on August 12.

Velan buys 125,000 Progenics shares at $4.10; LTE Partners, LLC (“LTE”) buys 125,000 Progenics shares at $4.21.

August 13	Velan buys 170,642 Progenics shares at $4.00.
August 14

Mr. Venkataraman contacts a representative of Lantheus’ financial advisor, saying that the Velan Group knows of a proposed Lantheus-Progenics deal and is opposed to it, without knowing any of the underlying terms, which have not yet been agreed to or publicly disclosed. Mr. Venkataraman states that he has come into contact with the source of his information about the potential through interviewing other directors and executives in connection with his other business ventures. Financial advisor representative declines to comment.

August 19	Lantheus submits a revised non-binding indication of interest to acquire Progenics at an implied share price of $5.95, a 68.1% premium to the closing price of Progenics shares on that day of $3.54.
August 21	Velan buys 80,000 Progenics shares at $4.00.
August 22

Velan buys 613,874 Progenics shares at $4.30.

After hours, Progenics makes a counterproposal of economic terms to Lantheus at an implied share price of $6.19, a 37.6% premium to the closing price of Progenics shares on that day of $4.50.

August 23	Velan buys 130,826 Progenics shares at $4.31. Lantheus agrees to the economic terms of Progenics’ counterproposal, subject to due diligence and the negotiation and execution of a merger agreement.
August 26	Velan buys a total of 73,230 Progenics shares at $4.30.
September 3	Velan buys a total of 277,424 Progenics shares at $4.39.
September 4	Velan buys a total of 243,614 Progenics shares at $4.51.
September 5	LTE buys a total of 43,520 Progenics shares at $4.62.
September 9	Velan buys a total of 72,023 Progenics shares at $4.99; LTE buys a total of 21,480 Progenics shares at $4.94.

September 18

The Velan Group launches consent solicitation.

That same evening, the Velan Group members, Mr. Venkataraman and Mr. Sarpangal approach two representatives of Lantheus’ financial advisor at a conference hosted by the financial advisor, again saying that the Velan Group knows of proposed Lantheus-Progenics deal and is opposed to it, again prior to the contract terms being finalized or publicly disclosed. Mr. Venkataraman states that he has two sources that have told him about the deal, including an investment banker. He also tells one of the financial advisor’s representatives that he knows exactly which banker is advising Lantheus on this potential Transaction and that the Velan Group will “spend millions of dollars” to oppose a transaction between Progenics and Lantheus.

Members of the Velan Group, including Mr. Sarpangal, attend a dinner seated next to a Progenics director and do not raise the topic of the Transaction.

September 20

The Velan Group’s counsel writes to counsel for Progenics:

“…Velan continues to remain open to constructive dialogue and as you know, can withdraw its consent solicitation at any time, but any such agreement must directly address this key issue [(the resignation of Mark Baker, Progenics’ Chief Executive Officer)].”

October 17

Progenics’ counsel makes the Company’s latest settlement proposal to the Velan Group’s counsel that proposes Mr. Baker’s resignation and that the Velan Group will designate 33% of the Board (the highest percentage of the Board ever offered to the Velan Group during settlement negotiations).

October 18

Counsel for the Velan Group rejects the Company’s October 17 offer, stating that “[g]iven the significantly changed circumstances, [the Velan Group] cannot accept anything less than majority representation on the Board….”

About PROGENICS

Progenics is an oncology company focused on the development and commercialization of innovative targeted medicines and artificial intelligence to find, fight and follow cancer, including: therapeutic agents designed to treat cancer (AZEDRA®, 1095, and PSMA TTC); prostate-specific membrane antigen (“PSMA”) targeted imaging agents for prostate cancer (PyL™ and 1404); and imaging analysis technology (aBSI and PSMA AI). Progenics has three commercial products, AZEDRA, for the treatment of patients with unresectable, locally advanced or metastatic pheochromocytoma or paraganglioma (rare neuroendocrine tumors of neural crest origin) who require systemic anticancer therapy; and oral and subcutaneous formulations of RELISTOR® (methylnaltrexone bromide) for the treatment of opioid-induced constipation, which are partnered with Bausch Health Companies Inc.

Cautionary Statement Regarding Forward-Looking Statements

This document contains projections and other “forward-looking statements” regarding future events. Statements contained in this communication that refer to Progenics’ estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Progenics’ current perspective of existing trends and information as of the date of this communication and include statements regarding Progenics’ strategic and operational plans and delivering value for stockholders. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such statements are predictions only, and are subject to risks and uncertainties that could cause actual events or results to differ materially. All statements, other than historical facts, including the expected timing of the closing of the proposed transaction between Progenics and Lantheus (the “merger”); the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating stockholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Progenics’ and Lantheus’ plans, estimates or expectations could include, but are not limited to: (i) Progenics or Lantheus may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Progenics or Lantheus to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Progenics or Lantheus does business, or on Progenics’ or Lantheus’ operating results and business generally; (v) Progenics’ or Lantheus’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Progenics or Lantheus may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Progenics or Lantheus may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the costs and management distraction attendant to a proxy contest or consent solicitation; (xiii) the cost, timing and unpredictability of results of clinical trials and other development activities and collaborations; (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all; and (xv) uncertainties associated with the consent solicitation engaged in by Velan and certain other participants (the “Velan Consent Solicitation”). More information concerning Progenics and such risks and uncertainties is available on its website, and in its press releases and reports it files with the SEC, including those risk factors included in its Annual Report on Form 10-K for the year ended December 31, 2018, as updated in its subsequent Quarterly Reports on Form 10-Q. Progenics is providing the information in this document as of its date and, except as expressly required by law, Progenics disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

Important Additional Information For Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the Velan Consent Solicitation, Progenics has filed a definitive consent revocation statement and accompanying WHITE consent revocation card with the SEC, which will also be mailed to Progenics’ stockholders. PROGENICS’ STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE CONSENT REVOCATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE ACCOMPANYING WHITE CONSENT REVOCATION CARD BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain free copies of Progenics’ consent revocation statement, any amendments or supplements to the consent revocation statement, and other documents filed with the SEC by Progenics in connection with the consent revocation solicitation through the website maintained by the SEC at https://www.sec.gov.

In addition, in connection with the proposed merger, Lantheus intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Progenics and Lantheus that also constitutes a prospectus of Lantheus. Each of Progenics and Lantheus also plan to file other relevant documents with the SEC regarding the proposed merger. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Progenics and Lantheus. INVESTORS AND SECURITY HOLDERS OF PROGENICS AND LANTHEUS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Progenics or Lantheus through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ website at https://www.progenics.com or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533. Copies of the documents filed with the SEC by Lantheus will also be available free of charge on Lantheus’ internet website at https://www.lantheus.com or by contacting Lantheus’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001.

Certain Information Regarding Participants

Progenics, its directors, executive officers and certain employees may be deemed participants in the solicitation of consent revocations in connection with the Velan Consent Solicitation. In addition, Progenics, Lantheus, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger.

Information regarding the participants of Progenics in the solicitation of consent revocations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in Progenics’ definitive consent revocation statement filed with the SEC on October 8, 2019 in response to the Velan Consent Solicitation. Information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Other information about the directors and executive officers of Progenics is set forth in Progenics’ Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, and its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019.

Information about the directors and executive officers of Lantheus is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 20, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019 and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Progenics or Lantheus as described above.

Investor Contact

Melissa Downs

Investor Relations

(646) 975-2533

mdowns@progenics.com

Additional Investor Contact

Bob Marese / David Whissel

MacKenzie Partners, Inc.

(212) 929-5500

Media Contact

Michael Freitag / James Golden / Clayton Erwin

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

(PGNX-F)